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                                                                 EXHIBIT 99.1

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                KPMG LLP
                CHARTERED ACCOUNTANTS         Telephone (403) 691-8000
                200-205 5 Avenue SW           Fax       (403) 691-8008
                Calgary AB T2P 4B9            Internet  www.kpmg.ca

                              ACCOUNTANTS' CONSENT

THE BOARD OF DIRECTORS OF CANADIAN SUPERIOR ENERGY INC.

We consent to the use of our audit report, dated March 31, 2005, on the consolidated balance sheets of Canadian Superior Energy Inc. (the "Corporation") as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2004, which is incorporated by reference in this Annual Report on Form 40F of the Corporation for the year ended December 31, 2004 (the "Annual Report"). We also consent to the inclusion of our Comments for U.S. Readers on Canada-United States Reporting Differences and our audit report on the Reconciliation to United States GAAP, both dated March 31, 2005 and both of which are included in the Annual Report.


[KPMG SIGNATURE]

Chartered Accountants

Calgary, Canada
March 31, 2005



KPMG LLP, a Canadian owned limited liability partnership, is the Canadian
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